Notice to ASX/LSE Notice of dividend currency exchange rates – 2023 interim dividend 15 September 2023 On 26 July 2023, Rio Tinto announced an interim dividend of 177.00 US cents per share for the half year ended 30 June 2023, with Rio Tinto Limited shareholders to be paid an interim dividend of 260.89 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid an interim dividend of 137.67 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 26 July 2023. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the interim dividend in pounds sterling or New Zealand dollars and Rio Tinto plc shareholders who elect to receive the interim dividend in Australian dollars or New Zealand dollars are the currency exchange rates applicable on 14 September 2023. This announcement confirms the currency exchange rates applicable for the 2023 interim dividend for shareholders who have made a currency election: Declared 2023 interim dividend Exchange rate Interim dividend per share following currency election Interim dividend of 260.89 Australian cents 0.51914 135.44 British pence 1.08930 284.19 New Zealand cents Interim dividend of 137.67 British pence 1.92625 265.19 Australian cents 2.09825 288.87 New Zealand cents The interim dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 21 September 2023. EXHIBIT 99.2

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com